28-Jan-2020

BorgWarner, Inc. (BWA)

Acquisition of Delphi Technologies PLC by BorgWarner Inc Call

CORPORATE PARTICIPANTS

Patrick Nolan
Vice President-Investor Relations, BorgWarner, Inc.

Frédéric Lissalde
President, Chief Executive Officer & Director, BorgWarner, Inc.

Richard F. Dauch
Chief Executive Officer & Director, Delphi Technologies Plc

Kevin A. Nowlan
Chief Financial Officer & Executive Vice President, BorgWarner, Inc.

OTHER PARTICIPANTS

Rod Lache
Analyst, Wolfe Research LLC

John Murphy
Analyst, Bank of America Merrill Lynch

Emmanuel Rosner
Analyst, Deutsche Bank Securities, Inc.

Joseph Spak
Analyst, RBC Capital Markets LLC

Brian A. Johnson
Analyst, Barclays Capital, Inc.

Noah Kaye
Analyst, Oppenheimer & Co., Inc.

Dan Levy
Analyst, Credit Suisse Securities (USA) LLC

Armintas Sinkevicius
Analyst, Morgan Stanley & Co. LLC

James Albert Picariello
Analyst, KeyBanc Capital Markets, Inc.

MANAGEMENT DISCUSSION SECTION

Operator: Good morning. My name is Joelle, and I will be your conference facilitator. At this time, I would like to welcome everyone to the BorgWarner to Acquire Delphi Technologies Investor Conference Call. All lines have in placed on mute to prevent any background noise. After the speakers' remarks, there will be a question-and-answer period. [Operator Instructions]

I would now like to turn the call over to Patrick Nolan, Vice President of Investor Relations. Mr. Nolan, you may begin your conference.

Patrick Nolan
Vice President-Investor Relations, BorgWarner, Inc.

Thanks, Joelle. Good morning, everyone, and thank you for joining us on our call today to discuss BorgWarner's acquisition of Delphi Technologies, which we announced earlier this morning. Joining me today are Fréd Lissalde, BorgWarner President and Chief Executive Officer; Kevin Nolan, BorgWarner Chief Financial Officer; as well as Richard Dauch, Chief Executive Officer of Delphi Technologies. We're also joined by Delphi Technologies' Chief Financial Officer, Vivid Sehgal, for the Q&A portion.

Before we begin, I need to inform you that during this call we may make forward-looking statements which involves risks and uncertainties as detailed in our 10-K.

With that, I'm happy to turn the call over to our CEO, Fréd.

Frédéric Lissalde
President, Chief Executive Officer & Director, BorgWarner, Inc.

Thanks, Pat. And welcome everyone and thank you for joining us on short notice this morning. This is an important day for BorgWarner. With our acquisition of Delphi Technologies, we expect to strengthen our electronics and power electronics capabilities with product, scale, and respected engineering competencies, while at the same time advancing our balanced propulsion strategy across combustion, hybrid, and electric vehicles.

To summarize the key point of this transaction, let's turn to slide 3. First and foremost, it reinforces our leadership position in electrified propulsion systems as we gain scale, expertise, and capabilities in electronics at a time when the industry is moving towards electrification. At the same time, it enhances our combustion, commercial vehicle, and aftermarket businesses, driving an even better market balance for us. The combined company will offer a comprehensive portfolio of industry-leading products and systems across propulsion types. As we bring our offering together, I know we will be better positioned than ever before to meet our customers' evolving needs. But it's just not the strategic fit we are excited about. We believe the financial benefits are also compelling.

Kevin will share the details later, but I would like to highlight that we expect this transaction to have significant synergies and to be meaningfully accretive. We also announced that our board of directors has authorized a share repurchase program of up to $1 billion to be executed over the next 3 years which reflects our belief in a strong free cash flow profile of the combined company. We're confident that this transaction will deliver enhanced returns for shareholders both in the near term and long into the future, while also advancing our vision of cleaner, more energy efficient world.

Before I discuss the strategic benefits in more detail, let me turn it over to Rick for his perspective.

Richard F. Dauch
Chief Executive Officer & Director, Delphi Technologies Plc

Thank you, Fréd. Good morning and good afternoon to all of you on the call today. As Fréd mentioned, this is a very significant day for both of our companies. The combination of BorgWarner and Delphi Technologies is expected to create a pioneering propulsion technology leader with unique capabilities, a competitive global footprint, and enhanced opportunity to create value for our combined stakeholders.

Before I share some thoughts as to why this is a compelling transaction, I wanted to provide a quick overview of Delphi Technologies, particularly for those of you who are not familiar with our business and the journey we have been on over the last couple of years. Following the separation from our former parent, Delphi Automotive, at the end of 2017, we have focused our investments and efforts on technologies and programs that have the potential to provide the most attractive, profitable growth, and support our mission to make vehicles that drive cleaner, better, and further. We have more than 25 years of experience in power electronics and related software – system software for electrified vehicles. We recently completed the construction and launch of three new facilities in China, Poland, and Mexico which demonstrates our industry leadership and confidence in the future of electrification.

We have developed a unique portfolio of advanced automotive-grade technologies that include inverters in our patented Viper Power Switch, DC to DC converters, onboard charging and battery management solutions, as well as propulsion control and diagnostic software for both onboard and cloud-based systems and networks. Given the powertrain technology transition from diesel to gasoline for light vehicles, we are also launching a new gasoline direct injection technology in Europe, Asia, and North America. In addition, we've invested in higher pressure diesel systems for commercial vehicles and continue to position our aftermarket business for accelerated global growth and profitability. We are also in the midst of a reshaping our organization and cost structure moving away from a historical OEM legacy type overhead structure to a leaner, Tier 1 supplier model like BorgWarner. There is tremendous opportunity across the combined companies to become a more cost efficient business.

Since announcing our three-year $200 million restructuring plan at the end of October, we have made great progress and have already started to see benefits in the fourth quarter as you see in our results. We're ahead of our plan in terms of our head count and cost savings targets. I won't go through all the details on the slide but you can see that we have a balanced book of business.

We've also enjoyed decades-long strategic supplier relationships with the leading automotive and commercial vehicle OEMs. From a product perspective, we also have a nice balance between longer term growth technologies and more mature offerings that deliver excellent profitability and cash flow. The electronics including power electronics, engine controllers, and other gas electronics make up approximately 18% of our 2019 sales mix.

Turning to the next slide. As I just mentioned, this is a compelling transaction for our stakeholders. From a strategic perspective, this is expected to create a propulsion technology leader, made up of two highly complementary portfolios, with greater scale to better serve our customers, both OEMs and in the aftermarket.

In my opinion, we expect our combined product portfolio in the area of electrified propulsion systems to be unmatched in the industry. For our stockholders, we expect they will benefit from the future upside and value creation opportunities from the combined company. For our employees, the combination creates exciting opportunities as they become part of a company with enhanced scale and reach based on shared values and cultures.

Before turning the call back to Fréd, I would just like to add that my confidence and passion about the upside potential for Delphi Technologies has not changed one bit. The combination of Delphi Technologies and BorgWarner only increases my confidence in the enhanced opportunities this will create for our stockholders, our customers, and our employees.

Back to you, Fréd.

Frédéric Lissalde
President, Chief Executive Officer & Director, BorgWarner, Inc.

Thanks, Rick. At BorgWarner, we have an immense respect for Delphi Technologies' employees and the portfolio of world-class products that they have developed over time. Our strategy is designed to foster growth regardless of how the market evolves. To do that, we have been executing a balanced propulsion strategy. This transaction is consistent with that strategy and positions us even better to capitalize on future propulsion migration.

On slide 6, we show how Delphi Technologies will further strengthen our edification portfolio. BorgWarner, as you know, has tremendous expertise in mechanical, clutching, and hydraulic controls, and we have an award-winning electric motor technology. Delphi Technologies [audio gap] (00:08:58) in electronics, software, and control. What you have on the slide is an example based on the battery electric vehicle integrated drive mode you also call iDM. Bringing together and at scale the mechanical, motor, electronics, and software expertise, we will optimize all aspects of an iDM including interfaces, software, noise, vibration, harshness, systems efficiency, thermal management, and control, as well as cost. As a result, we will deliver a truly differentiated iDM for our customers.

This equation of mechanical plus rotating electrics plus electronics, software, and controls is applicable to many other combinations like all hybrid modules, P2s, P3s, and hybrid transmission. It also applies to eTurbo, eBoosters, and many other electrified products in our propulsion space. This is expected to unlock new opportunities for the combined company as we will be able to offer customers a suite of both, integrated and standalone offerings of mechanical, motor, and power electronics products and capabilities.

We didn't get to where we are today overnight. Rather, over the last several years, BorgWarner has been on a journey to transition to advanced propulsion and electrification. As you'll see on slide 7, we have successfully navigated this transition by complementing organic growth with acquisition.

To the extent we look outside our company for value creation opportunities, our focus is centered on technology. We believe our recent acquisition beginning with REMY in 2015, Sevcon in 2017, Rinehart Motion System (sic) [Rinehart Motion Systems] (00:11:11) and AM Racing in 2019, as well our joint venture with Romeo Power Technologies (sic) [Romeo Power Technology] (00:11:17) have positioned the company for success in both the near and long term. As the industry advances towards more and more electrification, we knew we needed to – we needed increased electronics capabilities and scale. And today, we're doing just that.

Of course, the success of this evolution would not have been possible without the hard work of the BorgWarner employees around the world. I want to thank them. I have no doubt that this team will continue to flourish alongside our new teammates from Delphi Technologies.

Let's now look at our revenue mix versus the industry mix on slide 8. We have been positioning BorgWarner to be slightly overweight in hybrid and electric by 2023, while maintaining a relatively balanced exposure to the overall industry. Delphi Technologies adds towards this goal and better positions us as the industry moves towards electrification, while enabling us to maintain flexibility across all propulsion architectures.

By 2023, we estimate the breakdown of pro forma BorgWarner will be 63% in combustion, 29% in hybrid, and 8% in electric. This 8% in electric would represent a 30% increase in BorgWarner standalone's exposure to the electric market. The combined company will be a leader across all propulsion types serving customers around the globe whether in combustion, hybrid, or electric propulsion. While it is easy to see the benefits we're getting with Delphi Technologies electronics and power electronics capabilities, also gaining complementary products on the combustion side.

Let's turn to slide 9. Today, BorgWarner is outgrowing the combustion market because our product has penetration rates that have continued to grow. This is driven by the increasing regulation for CO2, fuel economy, and emission. Delphi Technologies expect similar outgrowth for some of their core products.

A good example is their GDi business that goes hand-in-hand with our turbocharger business. Both continue to enjoy increased penetration rates in combustion vehicle and we should not forget that both of these mainstream products are also experiencing even stronger growth and higher penetration rates on hybrid vehicles. Everything I've said so far is consistent with our stated balanced propulsion strategy.

As we continue to adapt to the changing market landscape, we've made it a point to maintain a level of market balance as you see on slide 10. With Delphi Technologies, we're also enhancing our end market exposure to commercial vehicles and the after-market business which we find attractive. And as you look at the chart on the right side of the slide, you'll see that our geographic mix remains diversified, which is important for us.

Before I hand it over to Kevin to discuss the financials in more detail, I thought it would be useful to show you on slide 11 what our combined portfolio would look like. First and foremost, we are enhancing our position in electrified propulsion as we are getting scale, technology, and talent in electronics, adding to our existing electrification capabilities. Second, we're gaining complementary offering across combustion, hybrid, commercial vehicle, and the aftermarket.

As a combined company, we look forward to delivering superior solutions to our customers while delivering increased value for our shareholders. And now, I'll turn the call over to Kevin to discuss the terms of the transaction as well as the compelling financial benefit.

Kevin A. Nowlan
Chief Financial Officer & Executive Vice President, BorgWarner, Inc.

Thanks, Fréd. Before I dive in, I would first like to echo some of Fréd's comments. It is because of our proven track record of delivering strong financial results that we are in a position today to announce an exciting transaction like this. At BorgWarner, we manage our portfolio actively and take a thoughtful and deliberate approach to capital deployment, which ensures we can capitalize on value-creating opportunities when they arise.

And at the same time, because of our strong cash flow generating ability, we are able to maintain strong liquidity and a very prudent leverage profile, which allows us to effectively manage our business through the demand cycle while continuing to invest for the future. As Fréd discussed, this transaction is consistent with our balance propulsion strategy, and it also fits within our stated M&A criteria and our capital allocation priorities.

Let's turn to slide 12. As you undoubtedly saw in our press release this morning, under the terms of the agreement, Delphi Technologies stockholders will receive a fixed exchange ratio of 0.4534 shares of BorgWarner common stock for each share of Delphi Technologies they own. That equates to an implied equity purchase price of roughly $17.39 per share. We view this as a very attractive acquisition multiple of 6.4 times on 2019's EBITDA. But after you consider run rate synergies, the multiple is closer to 5.2 times.

One of our priorities in this transaction is to maintain our strong balance sheet, which we think is a competitive advantage for BorgWarner. As we head to our closing, we anticipate that we will upsize our revolving credit facilities to provide more liquidity in support of a larger pro forma company. And then because we're executing a stock for stock transaction, we expect to maintain a healthy leverage profile with pro forma gross debt to adjusted EBITDA of approximately 1.6 times at closing. We expect that this will continue to support our strong investment grade credit rating. And finally, we anticipate that the transaction will close in the second half of 2020 following the satisfaction of customary closing conditions.

Now, let's turn to slide 13 where you can see the pro forma financial profile of a combined company starting with revenue growth. As we've discussed in the past, we expect BorgWarner standalone market outgrowth to be approximately 500 basis points for the 2021 through 2023 timeframe. Nothing has changed in that regard. On a combined basis, we expect the pro forma company to continue to deliver strong outgrowth of approximately 450 basis points. And keep in mind, that's on a larger base business.

But what's really exciting for us regarding the revenue growth is the potential as we look beyond 2023. We believe we'll see significant revenue synergy potential from an increased win rate and accelerated time to market particularly for the integrated electrified product offerings Fréd highlighted which we expect will deliver further value creation to the company's stockholders long into the future.

Turning to margins, in 2019, BorgWarner's adjusted operating margin was approximately 12.1% while Delphi Technologies operating margin was approximately 7.2%. Factoring in the impact of purchase price amortization associated with this transaction, the company's combined margin would be approximately 10%, however as I'll detail in the next slide, we expect $125 million of cost synergies in 2023. After you account for these synergies, the company's pro forma margin would be around 11%, which would still be among the strongest in our industry. So from a financial perspective, this transaction delivers continued market outgrowth and sustains our strong margin profile, both of which we're really excited about.

Now, let's discuss a couple of the key attributes more specifically associated with this transaction on slide 14. Starting on the left side of the slide, a critical part of our due diligence efforts centered on synergies associated with the transaction. Based on a thorough analysis, we expect to generate at least $125 million of cost synergies in 2023. The bulk of these savings are driven by SG&A and procurement synergy opportunities. And as you can see, we believe that nearly all of these savings will already be in the P&L in 2022. Also it's worth noting that these cost synergies are entirely incremental to the existing cost savings plans that both companies are already working on.

As it relates to those other cost savings initiatives, we've done a lot of work around Delphi Technologies previously announced restructuring plan and feel really good about where they're tracking. And while we're – we aren't going to break down those numbers in any further detail, I will say that we are confident in our ability to effectively execute on the balance of their plan following the closing in addition to delivering on the cost synergies inherent in this transaction.

Shifting to the right side of the slide, you can see how the cost synergies are expected to drive meaningful earnings accretion by the time we get to 2022. Specifically, on an adjusted GAAP basis, we expect EPS accretion of $0.31 in 2022 and that's even with an estimated $65 million to $70 million of incremental purchase price amortization flowing through the P&L or roughly $0.19 per share.

If you exclude that non-cash amortization, the transaction is accretive from day one and the EPS accretion would be closer to $0.50 in 2022. Importantly, these accretion figures don't contemplate the upside we'll generate from the new share buyback program we're announcing today, which I'll cover on the next slide. The bottom line is this, we believe this transaction is good for both companies' stockholders, all of whom will have the potential to share in the meaningful financial benefits we expect to deliver.

Another exciting announcement that we've made today is summarized on slide 15. As Fréd mentioned, our board of directors has authorized a new share repurchase program of up to $1 billion to be executed over the next three years. This authorization is a testament to our strong belief in the value-creation potential of this transaction and the strong free cash flow profile of the combined company. Over time, we expect these share repurchases to largely offset the dilutive effects of the share issuance at closing.

Over the years, we have maintained a disciplined approach to deploying capital in support of stockholder value-creating opportunities. And as we told you in previous meetings, that is our capital allocation strategy going forward. This new authorization is entirely consistent with our capital allocation framework: Generate strong cash flow, reinvest for growth in the business both organically and inorganically, and return capital to stockholders.

So, to sum up from a purely financial perspective, we think we're executing this transaction at an attractive valuation multiple. We expect to maintain a strong balance sheet even after closing. We're going to continue to drive long-term revenue outgrowth while sustaining a top tier margin profile. We'll deliver a meaningfully accretive deal driven by the significant cost synergies we expect to generate. And we remain bullish on the long-term cash flow generating ability of the company as evidenced by our new $1 billion buyback program.

With that, I'll now turn the call back over to Fréd.

Frédéric Lissalde
President, Chief Executive Officer & Director, BorgWarner, Inc.

Thanks, Kevin. We will open up the call for Q&A in a few moments. Before doing so, let me reiterate that this transaction represents the next step in accelerating our product and system offering in electrified propulsion, as well as executing our balanced propulsion strategy as you can see outlined on slide 16. Technology has been the driving factor in our M&A pipeline.

And with Delphi Technologies, we are capitalizing on the new opportunity that adds electronic products, capabilities and scale while strengthening our combustion, commercial vehicle, and aftermarket business. As the industry moves towards electrification, I am confident that together with the great team at Delphi Technologies, we will be able to leverage these trends, meet the demands of our customers around the globe, and deliver significant value to our shareholders. Thank you all for joining us today.

Now, I will turn it back over to Pat.

Patrick Nolan
Vice President-Investor Relations, BorgWarner, Inc.

Thank you, Fréd. Joelle, we're ready to open up for questions.

QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] Our first question comes from Rod Lache with Wolfe Research. Your line is now open.

Rod Lache
Analyst, Wolfe Research LLC

Q

Thanks, everybody. Yeah. I wanted to ask two questions. First, longer term, it does look like there should be some technical synergies in electrification as well as combining your combustion technologies, Delphi on the fuel management and BorgWarner on the air management with turbos and variable valve timing, and that could differentiate you. I was hoping you can maybe give a couple examples of how that actually practically will come together from your customers' perspective. What's the potential efficiency gain from combining products and actually are customers really awarding business in a way that would allow you to take advantage of that?

Frédéric Lissalde
President, Chief Executive Officer & Director, BorgWarner, Inc.

A

Morning, Rod. Yeah. The technical synergies are extremely important. Technology was the drive for this transaction. Who else in the world is going to have engineering production at scale and purchasing at scale of mechanical product, rotating electrics – electronics and software and system capabilities? That is going to differentiate the offering of BorgWarner around the globe not only for battery electric vehicles, so called iDM, still going to be key, but also on the hybrid powertrain, P2s, P3s. And we feel that we can really generate customer value in bringing together those knowhow and designing the best system and the best product we can, not only being – having to sell a system but also being able to sell inverters on its own, motor on its own, or mechanical products on its own. This is going to be a key differentiating factor for us. And you're right, from a GDi standpoint and management standpoint, turbo, EGR, all those products are key products to make engines cleaner, more efficient, and those state-of-the-art engines are growing in the hybrid world. So, this is exactly why we think that this transaction makes a lot of sense.

Rod Lache
Analyst, Wolfe Research LLC

Q

Okay. But your customers are awarding business in a way that allows you to take advantage of that or do they sort of...

Frédéric Lissalde
President, Chief Executive Officer & Director, BorgWarner, Inc.

A

Yeah, you...

[indiscernible] (00:28:05)

Frédéric Lissalde
President, Chief Executive Officer & Director, BorgWarner, Inc.

A

...if you see the product, we don't have overlap of products and our customers are looking for people they can talk system with. And the match of those two companies is like hand and glove from an electrified proportion standpoint as well as from a combustion standpoint and in commercial vehicle standpoint.

Rod Lache
Analyst, Wolfe Research LLC

Q

Okay. Thanks. And for both Rick and Fréd, I understand that there's a fantastic power electronics business inside of Delphi and it's growing 50% per year, but that's around 60% of the company. And from the Street's perspective, there's been a lot of focus on the risks. Organic growth was a bit negative in 2019. There's still significant commercial vehicle. China, light-duty diesel exposure, which seemed like that could continue to be a headwind. Can you just talk a little bit about how you're thinking that plays out in the near term? And then, longer term, are there significant restructurings needed in both company's combustion businesses as some of those businesses transform?

Frédéric Lissalde
President, Chief Executive Officer & Director, BorgWarner, Inc.

A

So, we're confident in Delphi Technologies' growth potential. We think that this is really compelling. We are doing our own restructuring program and we'll talk more about that in a couple of weeks. And during due diligence, we were impressed with [ph] project pioneer (00:29:43), how Rick and his team are managing it.

And I want turn it over to Rick to give you more color on that.

Richard F. Dauch
Chief Executive Officer & Director, Delphi Technologies Plc

A

Yeah. Thanks for the question, Rod. So as you know I've been pretty open about some of the things we're doing at Delphi Technologies. We've got some major launches that we have focus on our GDi business that we have five plants in GDi, we have six coming on now. Those launches are going quite well. We're working to our supply base to make sure they're ready to go at the higher levels in 2020. So, we feel very confident about that.

Two, we have some major commercial vehicle launches to meet the emission requirements for 2021 and we're on track for those as well. And most importantly as we announced in October $200 million restructuring, we are executing that very aggressively. We're quite ahead – we're ahead of schedule. We've already completed one of our works council negotiations with two underway as we speak. And we think we'll be able to beat some of those numbers.

Rod Lache
Analyst, Wolfe Research LLC

Q

Okay. Thank you.

Operator: Thank you. Your next question comes from John Murphy with Bank of America. Your line is now open.

John Murphy
Analyst, Bank of America Merrill Lynch

Q

Good morning, guys and congratulations on this. Just a first question. Given the industrial logic that you guys laid out, it's pretty obvious and it makes sense all day long. I'm just curious what the impetus for executing on something like this right now at this time, was it just opportunistic, just given what's happened with Delphi's share price or is there something else you're seeing out there just trying to understand why now?

Frédéric Lissalde
President, Chief Executive Officer & Director, BorgWarner, Inc.

A

We are. We think that it's the right timing from a technology perspective to capitalize on the growth of electrified powertrain and we've structured the deal in a way that protects our strong balance sheet and we're very, very confident in the strong free cash flow generation of the combined company.

John Murphy
Analyst, Bank of America Merrill Lynch

Q

Okay. But there's nothing as, I mean this is more opportunistic, just given what's happened with the share price, Fréd, you'd say I mean, because the industrial logic makes sense. I mean I totally agree with you. But it was just opportunistic or is there something else that you're seeing? I mean I understand the [ph] tech. (00:31:53)

Kevin A. Nowlan
Chief Financial Officer & Executive Vice President, BorgWarner, Inc.

A

Yeah. And I think – this is Kevin. I mean we take a thoughtful approach, as you know, to capital deployment at this company which maintain – where we maintain a prudent leverage profile and generate strong free cash flow which simply means we can capitalize on opportunities when they arise.

Frédéric Lissalde
President, Chief Executive Officer & Director, BorgWarner, Inc.

A

Yep.

Kevin A. Nowlan
Chief Financial Officer & Executive Vice President, BorgWarner, Inc.

A

And that's what we did in this particular situation. And so, important for us was that as we look at the strategic rationale of this transaction, both companies were interested in ensuring that both sets of shareholders would fully participate in the upside potential of this company going forward, while protecting the balance sheet and delivering an accretive transaction to shareholders by the second full year of the deal.

John Murphy
Analyst, Bank of America Merrill Lynch

Q

Yep. Okay. That makes sense. And then just a follow-up on management. There was no mention of, Rick, of you, staying on board. I mean given that Delphi is going through a pretty heavy sort of launch and rationalization process in the business, what's your commitment to the combined entity, are you going to stay on for a number of years, how have you guys worked that out?

Frédéric Lissalde
President, Chief Executive Officer & Director, BorgWarner, Inc.

A

I – Rick is a terrific leader and I am impressed by his career and the way he's run the company. We're going to work very, very close to – with each other to make sure that we ensure seamless transition and a very, very successful integration. And we've both been very, very pleased to have been to strike this deal.

John Murphy
Analyst, Bank of America Merrill Lynch

Q

So there's no term that settled right now as the deal is closing. This is still a TBD, Fréd?

Frédéric Lissalde
President, Chief Executive Officer & Director, BorgWarner, Inc.

A

Yeah. I think, for now we're taking each step after the other. We're focusing on integration and Rick and I are going to stay very, very close to each other and we'll keep you posted.

John Murphy
Analyst, Bank of America Merrill Lynch

Q

Okay.

Richard F. Dauch
Chief Executive Officer & Director, Delphi Technologies Plc

A

Yeah. Let me make a comment, John, in terms of my job right now is to run the day-to-day business of Delphi Technologies. Make sure we get the shareholder approval across the board in April and make sure I work with Fréd and his team to establish a detailed plan to execute a successful integration of our two companies in the near future. That's where I'll focus. And Fréd and I'll take it from there.

John Murphy
Analyst, Bank of America Merrill Lynch

Q

Okay. Thank you very much, guys.

Operator: Thank you. Your next question comes from Emmanuel Rosner with Deutsche Bank. Your line is now open

Emmanuel Rosner
Analyst, Deutsche Bank Securities, Inc.

Q

Good morning, everybody.

Kevin A. Nowlan
Chief Financial Officer & Executive Vice President, BorgWarner, Inc.

A

Good morning.

Frédéric Lissalde
President, Chief Executive Officer & Director, BorgWarner, Inc.

A

Good morning, Emmanuel.

Emmanuel Rosner
Analyst, Deutsche Bank Securities, Inc.

Q

So, the – there definitely are some attractive technologies that BorgWarner would acquire as part of Delphi – as part of this Delphi acquisition. It also seems though that at least in the near-term, you sort of like dilute a little bit your gross profile, a little bit your sort of like margin outlook. And so, I wanted to see, Fréd, if you could comment on what you felt was sort of like the absolute needed technology or absolutely needed parts of Delphi that would sort of make sense to sort of take this risk in the near-term both on how much execution needs to happen for the combination as well as potentially diluting some of your near-term metrics and it makes it all worth it.

Frédéric Lissalde
President, Chief Executive Officer & Director, BorgWarner, Inc.

A

We like the whole portfolio of Delphi Technologies and you've seen in Kevin's remark that our outgrowth of the combined company still going to be in the top – in the top quartile with 450 basis point outgrowth. But more importantly, I think that the combination back to Rod's first question is really – the purpose is really to work for sustaining a clear outgrowth above market and capitalizing on the acceleration of electrified powertrain.

I will let Kevin give more color on margin. But from the topline perspective, this is really a key differentiating factor where we bring world-class electronics with mechanical rotating electric. We've been incredibly impressed by the talent and the capabilities at Delphi Technologies.

Kevin A. Nowlan
Chief Financial Officer & Executive Vice President, BorgWarner, Inc.

A

With respect, Emmanuel, to the margin profile, as I mentioned, as we bring these two companies together and then execute on our $125 million of run rate synergies, we expect this company to be operating around 11% operating margin which we believe puts us in the top quartile of companies in this space. So, we'll continue to sustain our strong margin profile. And when you couple that with the revenue outgrowth we'll continue to generate on this larger revenue base, it's going to support long-term free cash flow generation, which is why we announced the $1 billion buyback program today. So we feel really good about the operating profile of this business going forward.

Emmanuel Rosner
Analyst, Deutsche Bank Securities, Inc.

Q

Great. And then as a follow-up, you're still speaking about outgrowth and some – I guess some of the near-term challenges, I couldn't help but notice that so on slide 13, your outgrowth slide speaks about the period between 2021 and 2023. At the same time, this morning, you obviously provided an initial 2020 outlook as well, which sort of suggests revenue down organically and then only 1.5 points of growth, so about – above market. Can you maybe comment about some of the dynamics in the near term, what's happening in 2020 with both pieces, why sort of like the outgrowth of this market, much lower maybe of what the backlog is. And then, similar on Delphi, that's something that you care to comment on?

Kevin A. Nowlan
Chief Financial Officer & Executive Vice President, BorgWarner, Inc.

A

Yeah. Let me – I'll take that, Emmanuel, and starting with the 2020 outlook. I think to understand that even you have to start with 2019 and how we wrapped up the year and you probably saw in our pre-announcement of our results this morning. We actually had much higher revenue than we had been guiding to before. And our outgrowth was very significant in the fourth quarter. And when you look at on a full year basis, our outgrowth came in at about 530 basis points which was above our previous guidance. And actually that's even with about 100 basis point headwind from [ph] CB (00:37:57). So we had significant outgrowth particularly in the fourth quarter of 2019.

Now some of that could have been a pull ahead particularly in China where we saw really strong outgrowth and that might have been a pull ahead of some volumes from early part of 2020. And we also saw diesel production up for our business in Q4 beyond what we expected as well. So some of those things have the potential to create a headwind as we head into 2020 depending on how those markets play out. So I think you need to think about that as you factor in the guidance that we have. Then just generally on 2020, we're expecting markets to be under pressure as we've talked about previously, down about 2% to 4% in aggregate and that's impacting our overall guidance.

Operator: Thank you. [Operator Instructions] Your next question comes from Joseph Spak with RBC Capital Markets. Your line is now open.

Joseph Spak
Analyst, RBC Capital Markets LLC

Q

Thanks. Good morning everyone.

Frédéric Lissalde
President, Chief Executive Officer & Director, BorgWarner, Inc.

A

Good morning, Joe.

Joseph Spak
Analyst, RBC Capital Markets LLC

Q

Good morning. I wanted to focus in on the synergy target for a second because on this – on the scope of the combined company, it actually looks a little bit small and I know there's a lot going on at both companies, each company has its own restructuring. You've got some integration risks. So I guess I'm wondering whether you factored in some of the complexity in being able to achieve some of the synergies for that target.

Kevin A. Nowlan
Chief Financial Officer & Executive Vice President, BorgWarner, Inc.

A

Yeah. Thanks, Joe. I'll take that one. I mean when we look at the synergies, we performed a thorough analysis on the business and what we thought we could actually execute on a risk-adjusted basis and truly deliver in 2022/2023 timeframe. But I think it's actually a pretty healthy synergy level, about 2.8%, 2.9% of the revenue of the Delphi Technologies company. That's pretty consistent with the types of synergies I think we've seen in precedent deals. But more importantly, it's what we're confident we're going to be able [audio gap] (00:39:56) as we build up our detailed plans going into the post-signing period here and into the pre-merger integration. So we feel really confident about that.

Joseph Spak
Analyst, RBC Capital Markets LLC

Q

Okay. And then just a second one on – and this is really its back to I think Rod's first question. Like the industrial logic between – for in turbo and injectors together I think makes a lot of sense. I guess you guys are implying you could package that as a system, does that – how do you think that helps you either protect margins on the ICE portion of the portfolio or potentially even enhance the margins there?

Frédéric Lissalde
President, Chief Executive Officer & Director, BorgWarner, Inc.

A

Joe, I think the combination of the two companies from a technology standpoint, from a differentiation standpoint is much more important and acute in the electrified propulsion area with iDM, P4, P3, P2. From an engine standpoint, it's true that you've got a few key sub-elements of an engine. Air path is one. Fuel is two. Electronics is extremely important. We see some potential from an engineering standpoint, but I would say that from a technology standpoint, the technical synergies are more important in the electrified propulsion architectures than in the combustion side.

Joseph Spak
Analyst, RBC Capital Markets LLC

Q

Okay. Thank you.

Frédéric Lissalde
President, Chief Executive Officer & Director, BorgWarner, Inc.

A

Welcome.

Operator: Thank you. Your next question comes from Chris McNally with Evercore ISI. Your line is now open.

Patrick Nolan
Vice President-Investor Relations, BorgWarner, Inc.

A

Chris, are you there?

Operator: If your line is muted, please unmute. Our next question comes from Brian Johnson with Barclays. Your line is now.

Brian A. Johnson
Analyst, Barclays Capital, Inc.

Q

Yes. Thank you and good morning to both teams. Really a question for BorgWarner because I think I know that Delphi answered this, but Delphi Tech has struggled with the transition from diesel to gas GDi, ramping the gas GDi factories with enough scale to be profitable as well as potentially just with a lot of capacity. Competitors in the GDi relative to diesel, perhaps margins there. So, what did you find in your due diligence that got you comfortable with the P&L implications of this transition and is there anything here bringing to this that'll make the transition from diesel to GDi less painful?

Kevin A. Nowlan
Chief Financial Officer & Executive Vice President, BorgWarner, Inc.

A

Yeah, Brian. It's Kevin. I'll talk to that. That was an area of focus for us was really understanding the margin implications on the business as we've seen some of the shift from diesel to gas to GDi and that Rick and Vivid have been very open about in terms of how that's impacted the business. I think the key for us as we look ahead was then getting comfortable with how that trajectory plays out combined with the restructuring initiative that Fréd and his team have laid out and are executing on it. So, we were comfortable after diligencing that plan, that that's exactly what the business needs to be able to mitigate the impact of that transition from a margin perspective.

Brian A. Johnson
Analyst, Barclays Capital, Inc.

Q

Okay. And just more of a housekeeping question. Can you comment on what you're going to do with the Delphi balance sheet and some of the debt they have outstanding?

Kevin A. Nowlan
Chief Financial Officer & Executive Vice President, BorgWarner, Inc.

A

Yeah. I mean when we get to closing we'll talk a little bit further about that. But I think with the term loan that's outstanding, our anticipation, our expectation is that we'll pay that off with at closing with some combination of cash and probably a new issuance on BorgWarner's part. And with respect to the notes that are currently outstanding, we will assume those obligations at the BorgWarner level. The details of how that transaction to work to be discussed as we get closer to closing.

Brian A. Johnson
Analyst, Barclays Capital, Inc.

Q

Okay. Thank you.

Operator: Thank you. Your next question comes from Noah Kaye with Oppenheimer. Your line is now open.

Noah Kaye
Analyst, Oppenheimer & Co., Inc.

Q

Thank you. Fréd, you said that the technology logic here is really more on the hybrid and electric side. So getting back to the power electronics portfolio that you're acquiring, what did you see in the technology suite that really stood out to impress you? The company, Delphi, is obviously – had a lot of bookings with the business on the technology side. Sometimes they've highlighted design as well as the introduction of new materials. But as you look at what they are bringing to the table relative to kind of your own history, including what you acquired with Sevcon. What from a technology standpoint stood out to you and what are customers asking for that they bring?

Frédéric Lissalde
President, Chief Executive Officer & Director, BorgWarner, Inc.

A

First, we were impressed by the electronics know-how overall and the scale that and the talent, the capabilities on the electronics.

Fast power electronics, this is world class. Delphi Technologies is really ahead of the curve. I think they are a year advanced than others, the power modules, the Viper, the 800-volt inverters, all this was looked at in great detail from a software standpoint, from a system management standpoint. This was clearly, as we start talking, it really became obvious that this was just a world-class technology that they are running.

Noah Kaye
Analyst, Oppenheimer & Co., Inc.

Q

Yeah. And you've said in the past and we've asked this question when it comes to motors and other components, about a preference for a systems sale versus a component sale. Here you have power electronics, really, which has been kind of a standalone component's play for Delphi. Are you anticipating and this is really is just a question about what your customers are indicating that more of your sales integrating this portfolio are going to be in that standalone variety over the next several years? Or do you think that you're going to have more traction getting wins for the iDM kind of on a shifting basis relative to the standalone strategy that Delphi has pursued?

Frédéric Lissalde
President, Chief Executive Officer & Director, BorgWarner, Inc.

A

I think you will see both. You will see customers that we won by subcomponents. But when you march towards what I call iDM generation 2, it is absolutely obvious that some customers want a system and with Delphi Technologies and BorgWarner with inverters, motors, and transmission under one roof will create differentiation.

Noah Kaye
Analyst, Oppenheimer & Co., Inc.

Q

Thank you.

Operator: Thank you. Your next question comes from Dan Levy with Credit Suisse. Your line is now open.

Dan Levy
Analyst, Credit Suisse Securities (USA) LLC

Q

Hi, good morning. Thank you for taking the questions. First, I'm just looking at slide 18. And I know generally in combustion not as much will overlap but just, could you just talk to where there may be areas of product overlap in combustion. I believe that you both do valve train. And similarly, are there any product areas that you may look at and view to be noncore. I mean I know for the Delphi team in the past, the areas like powertrain like canisters that doesn't get as much air time. So what are the areas overlap and what might be viewed as noncore in the combined entity?

Frédéric Lissalde
President, Chief Executive Officer & Director, BorgWarner, Inc.

A

There is, and that's what we love, there is not much overlap. We have a little bit of [ph] vibe train (00:48:07) that I think we're going to strengthen even more. We're confident in Delphi growth potential, we like everything we've seen. And your question around potential divestiture, we're not here yet. We're yet to announce the deal today. And the portfolio management is something that we do continuously, that Delphi Technologies did continuously that we will carry on doing continuously.

Dan Levy
Analyst, Credit Suisse Securities (USA) LLC

Q

Great and thank you. And then as a follow up. I wanted to ask on the engineering side, because for the Delphi team this has obviously been very central to the restructuring. Obviously, as you're combining, there's probably going to be incremental engineering rationalization that's going to need to occur. Could you just talk to some of the challenges that may occur around further rationalizing the combined engineering resources of the company? And specifically, what type of cash restructuring expense might we expect to see? And if I'm also doing the math of pro forma R&D as a percent of revenue, gets roughly 6%. Is that a fair run rate for what the combined company should be or should it be lower?

Kevin A. Nowlan
Chief Financial Officer & Executive Vice President, BorgWarner, Inc.

A

Well, I'll take that one, we think of the synergies that we're talking about from the combined company, there's still a lot of work to do between now and closing before we can provide significant details. Obviously in any transaction like this, it's not uncommon for there to be head count of our productions across the combined organization, but it's premature to get into that at this point. We got a lot of work to do to get the closing. But what I would say is we have a great deal of respect for the Delphi Technologies team around the world, and we look forward to benefiting from their expertise as part of the combined company.

Dan Levy
Analyst, Credit Suisse Securities (USA) LLC

Q

Great. Thank you.

Operator: Thank you. Your next question comes from Armintas Sinkevicius with Morgan Stanley. Your line is now open.

Armintas Sinkevicius
Analyst, Morgan Stanley & Co. LLC

Q

Great. Thank you for taking the question. Just thinking back to the time where Delphi spun from Aptiv and I think we were having a conversation around potential consolidation then. Not that I would expect you to talk of potential deals or whether you were even looking at it then. But just curious, you had all the pieces in place with the REMY acquisition and the Sevcon acquisition. And really it was all about growing scale and you have the capabilities there. So maybe you could talk to – was it the scale that gravitated you towards Delphi? Were there some capabilities that are particularly interesting that you didn't – you had not yet developed just thinking through that process?

Frédéric Lissalde
President, Chief Executive Officer & Director, BorgWarner, Inc.

A

We are executing our strategy. And from an M&A perspective, I always said that technology was going to be the main – the main driver and getting scale in power electronics and system expertise. This is exactly what we're doing today.

We've been very impressed with what we saw from a technology standpoint. Delphi Technologies' has scale in areas that where we don't have scale. We have scale in areas they don't have scale and the people and the engagement of their people has been just extraordinary from what we've seen. Looking forward to combine those two teams and create a lot of value.

Armintas Sinkevicius
Analyst, Morgan Stanley & Co. LLC

Q

Okay. And then perhaps Delphi since the spin of Aptiv has – had a series of negative estimate revisions here. A new management team in place, they have a transformation strategy in place, and it seems like we're dropping earnings. But what gave you confidence that the trajectory is about the change for Delphi?

Kevin A. Nowlan
Chief Financial Officer & Executive Vice President, BorgWarner, Inc.

A

Yeah. I think we – we had a large team of our experts go in and perform due diligence on the company and really build up from the ground up our assessment of the valuation of the business and the financial prospects of the business. So, we have a lot of confidence in what we think this combined company will look like. And what we think it looks like is as you get out a couple of years of fully accretive transaction and a company that's delivering 11% operating margin.

Armintas Sinkevicius
Analyst, Morgan Stanley & Co. LLC

Q

Okay. Appreciate it.

Operator: Thank you. We have time for one final question and that question comes from James Picariello with KeyBanc Capital. Your line is now open.

James Albert Picariello
Analyst, KeyBanc Capital Markets, Inc.

Q

Hey. Good morning, guys. Just thinking about the pro forma leverage of 1.6 times on a gross basis, what could that look like on a net leverage basis and then given your internal free cash flow expectations, the $1 billion share buyback effort you announced. What's your targeted net leverage over the next three years or so? Just how should we be thinking about this trajectory?

Kevin A. Nowlan
Chief Financial Officer & Executive Vice President, BorgWarner, Inc.

A

Yes. So at closing – you're right. We expect 1.6 times on a gross basis. I think that's going to translate to about 1.2 times on a net basis at closing. As we look ahead to capital – how we deploy future capital going forward, remember our approach hasn't changed. We have a strong balance sheet and we don't think there's anything else we need to do to reduce the leverage profile of this business while increase our liquidity associated with by increasing the size of our revolving credit facility. But we have exactly what we need from a balance sheet perspective as we look ahead.

I think your expectation should be that that leverage ratio probably trends down a little bit over time simply because of the growth in earnings, not because we need to take out more leverage from the business. So what does that mean with incremental cash generation. It means that it's consistent with the historic track record we have of deploying that capital in smart ways to invest in growth, whether it's organic or inorganic, or return value to shareholders. And that's how you should think about our cash flow generation as we move ahead.

James Albert Picariello
Analyst, KeyBanc Capital Markets, Inc.

Q

Got it. That's helpful. And then just two housecleaning items, the $0.30 accretion in 2022 that reflects no buyback deployment within the $1 billion authorization. And then was this an auction deal or privately negotiated? Thanks.

Kevin A. Nowlan
Chief Financial Officer & Executive Vice President, BorgWarner, Inc.

A

I'll answer the first question. I'll turn it over to Fréd, for the second. But the $0.31 in 2022 has no buybacks in it. That's correct.

Frédéric Lissalde
President, Chief Executive Officer & Director, BorgWarner, Inc.

A

We started talking – we know the industry. We know the players and we've started talking to each other early 2019 and the discussion accelerated at the end of last year. And as we carried on talking, it became obvious that the combination of the two assets were going to generate a lot of value and make a lot of sense.

James Albert Picariello
Analyst, KeyBanc Capital Markets, Inc.

Q

Got it. Thanks, guys.

Patrick Nolan
Vice President-Investor Relations, BorgWarner, Inc.

So with that, I'd like to thank you all for your great questions today. Joelle, you can wrap up the call.

Operator: That does conclude the BorgWarner to Acquire Delphi Technologies Conference Call. You may now disconnect.